Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 4 DATED AUGUST 21, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (the “Prospectus”). This document supersedes and replaces all prior supplements to the Prospectus. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. The purpose of this Supplement is to disclose:

OVERVIEW

Status of Our Current Public Offering

As of the date hereof, we had issued and sold 110,767,590 shares of our common stock (consisting of 88,355,625 Class S shares, 20,655,839 Class I shares, 637,314 Class D shares, and 1,118,812 Class T shares) in our current public offering (the “Offering”). We intend to continue selling shares in the Offering on a monthly basis.

September 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of September 1, 2017 (and repurchases as of August 31, 2017) is as follows:

Transaction Price (per share)
Class S	$10.3173
Class T	$10.2256
Class D	$10.2603
Class I	$10.3092

The September 1 transaction price for each of our share classes is equal to such class’s NAV per share as of July 31, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since July 31, 2017 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

Historical NAV per Share

July 31, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for July 31, 2017 along with the immediately preceding month.

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of July 31, 2017 ($ and shares in thousands, except per share data):

Components of NAV	July 31, 2017
Investments in real property	$1,724,300
Investments in real estate-related securities	427,680
Cash and cash equivalents	32,414
Restricted cash	60,899
Other assets	18,439
Debt obligations	(1,035,616)
Payable for real estate-related securities	(79,410)
Subscriptions received in advance	(56,028)
Other liabilities	(33,218)
Accrued performance participation allocation	(6,554)
Management fee payable	(1,108)
Stockholder servicing fees payable for the current month(1)	(615)

Net Asset Value	$1,051,183

Number of outstanding shares	101,908

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2017, the Company has accrued under GAAP $61.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Total
Monthly NAV	$840,919	$200,913	$3,869	$5,482	$1,051,183
Number of outstanding shares	81,506	19,489	377	536	101,908

NAV Per Share	$10.3173	$10.3092	$10.2603	$10.2256

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the July 31, 2017 valuations, based on property types. Once we own more than one retail property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.2%	6.8%
Hospitality	9.8%	9.5%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Industrial Investment Values	Hospitality Investment Values
Discount Rate (weighted average)	0.25% decrease	+1.9%	+1.9%	+1.0%
	0.25% increase	(1.8%)	(1.8%)	(0.9%)
Exit Capitalization Rate (weighted average)	0.25% decrease	+2.8%	+2.4%	+1.9%
	0.25% increase	(2.6%)	(2.2%)	(1.8%)

June 30, 2017 NAV Per Share

The following tables provide a breakdown of the major components of our total NAV and NAV per share as of June 30, 2017 ($ and shares in thousands, except per share data):

Components of NAV	June 30, 2017
Investments in real properties	$1,550,325
Investments in real estate related securities	291,549
Cash and cash equivalents	31,296
Restricted cash	92,861
Other assets	9,996
Debt obligations	(930,436)
Subscriptions received in advance	(88,657)
Other liabilities	(36,250)
Accrued performance participation allocation	(5,241)
Stockholder servicing fees payable for the current month(1)	(516)

Monthly NAV	$914,927

Number of outstanding shares	88,930

(1)	Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of June 30, 2017, the Company has accrued under GAAP $53.4 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

NAV Per Share	Class S Shares	Class I Shares	Class D Shares	Class T Shares	Total
Monthly NAV	$734,552	$178,015	$2,227	$133	$914,927
Number of outstanding shares	71,382	17,318	217	13	88,930

NAV Per Share	$10.2904	$10.2791	$10.2648	$10.1721

The following table sets forth the NAV per share for each class of our common stock as of the last business day of each month since the commencement of our operations:

Date	Class S	Class I	Class D	Class T
January 31, 2017	$10.0000	$10.0100	—	—
February 28, 2017	$10.0200	$10.0300	—	—
March 31, 2017	$10.0200	$10.0200	—	—
April 30, 2017	$10.0455	$10.0495	—	—
May 31, 2017	$10.1828	$10.1868	$10.1604	—
June 30, 2017	$10.2904	$10.2791	$10.2648	$10.1721
July 31, 2017	$10.3173	$10.3092	$10.2603	$10.2256

Real Properties

Real Estate Portfolio

As of June 30, 2017, we owned interests in 55 real properties as described below.

Sector and Property/Portfolio Name	Number of Properties	Location	Acquisition Date	Acquisition Price (in thousands)(1)	Sq. Feet (in thousands)/ Number of Rooms/Units	Occupancy Rate(2)
Multifamily:
TA Multifamily Portfolio	6	Various(3)	Apr. 2017	$432,593	2,514 units	89%
Emory Point	1	Atlanta, GA	May 2017	201,578	750 units	93%
Nevada West Multifamily	3	Las Vegas, NV	May 2017	170,965	972 units	94%
Mountain Gate & Trails	2	Las Vegas, NV	June 2017	83,572	539 units	94%
Sonora Canyon	1	Mesa, AZ	Feb. 2017	40,983	388 units	93%

Total Multifamily	13			929,691	5,163 units

Industrial:
HS Industrial Portfolio	38	Various(3)	Apr. 2017	405,930	5,972 sq. ft.	97%
Stockton	1	Stockton, CA	Feb. 2017	32,751	878 sq. ft.	87%

Total Industrial	39			438,681	6,850 sq. ft.

Hotel:
Hyatt Place San Jose Downtown	1	San Jose, CA	June 2017	65,321	236 rooms	85%
Hyatt Place UC Davis	1	Davis, CA	Jan. 2017	32,687	127 rooms	86%

Total Hotel	2			98,008	363 rooms

Retail:
Bakers Centre	1	Philadelphia, PA	Mar. 2017	54,223	237 sq. ft.	95%

Total Retail	1			54,223	237 sq. ft.
Total Investments in Real Estate	55			$1,520,603

(1)	Purchase price is inclusive of acquisition-related costs.

(2)	The occupancy rate is as of June 30, 2017 for non-hotels. The occupancy rate for our hospitality investments is the average occupancy rate from the date of acquisition to June 30, 2017.
(3)	See property description below for geographical breakdown.

Description of Properties

The following information generally applies to all of our properties: we own a fee simple interest in each of our properties except for Emory Point and Hyatt Place UC Davis, which are each subject to a ground lease; we believe all of the properties are adequately covered by insurance, will continue to be utilized in their current forms and are suitable for their intended purposes; we are aware of no plans for any material renovations, improvements or development with respect to any of our properties; and our properties face competition from similarly situated properties in and around their respective submarkets. The purchase price of our properties is used in approximating the federal tax basis of such property. We calculate depreciation expense for federal income tax purposes by using the straight-line method. For federal income tax purposes, we depreciate buildings and improvements based upon estimated useful lives of 40 years and furniture, fixtures, equipment and site improvements for 5 to 10 years.

Material Properties

TA Multifamily Portfolio

On April 13, 2017, we acquired fee simple interests in six high quality multifamily properties totaling 2,514 units (the “TA Multifamily Portfolio”). The portfolio was acquired from an affiliate of TA Realty, an unaffiliated third party, for $432.6 million. The TA Multifamily Portfolio consists of a 32-floor high quality property in downtown Orlando and five garden style properties located in the suburbs of Palm Beach Gardens, Orlando, Chicago, Dallas and Kansas City.

We believe the TA Multifamily Portfolio’s markets benefit from attractive fundamentals. Employment and population growth in the portfolio’s markets in 2016 were each more than double the national average. Further, multifamily occupancy in the portfolio’s markets has been stable, remaining above 92% over the last 21 years. The properties in the TA Multifamily Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the TA Multifamily Portfolio.

				As of June 30, 2017
Portfolio Name	Sector	Location	Total Units	Occupancy(1)	Average Effective Monthly Base Rent Per Unit(1)
TA Multifamily Portfolio	Multifamily	See below	2,514	89%	$1,419

(1)	Weighted average occupancy and average effective monthly base rent per unit exclude the retail space and the parking garages at 55 West, the downtown Orlando property.

The following table sets forth the market, year built and number of units for each of the six properties in the TA Multifamily Portfolio.

Property	Market	Year Built	Number of Units
55 West(1)	Orlando, FL	2010	461
San Merano	Palm Beach Gardens, FL	2003	476
Estates at Park Avenue	Orlando, FL	2004	432
The Preserve at Osprey Lake	Chicago, IL	2000	483
Addison Keller Springs Apartments	Dallas, TX	2013	353
West End at City Center	Kansas City, KS	2009	309

(1)	The 55 West property is a 32-floor high rise multifamily building in downtown Orlando that includes approximately 70,000 square feet of retail space on the ground floor, a 244-space parking garage, and a leasehold interest in an adjacent 868-space parking garage.

The 868-space adjacent parking garage at 55 West is subject to a ground lease with The City of Orlando, FL (the “Landlord”), which owns the underlying land. The ground lease expires in 2085 and requires that 480 spaces are subleased to the Landlord at a rate of $1 per year. Pursuant to the ground lease, we will pay the Landlord annual rent equal to a fixed rent of $50,000 plus a variable rent, which is based on the product of the previous year’s variable rent multiplied by the consumer price index increase during the prior year. For the year ended December 31, 2016, the total rent paid under the ground lease was approximately $141,000.

The table below sets forth certain historical information with respect to the occupancy rate at the TA Multifamily Portfolio, expressed as a percentage of total units leased, and the average effective monthly base rent per unit.

For the Year Ended December 31,	Weighted Average Occupancy(1)		Average Effective Monthly Base Rent per Unit(1)
2012	94	%(2)	$1,135	(2)
2013	94	%(2)	$1,192	(2)
2014	93	%(2)	$1,242	(2)
2015	93%		$1,321
2016	92%		$1,391

(1)	Weighted average occupancy and average effective monthly base rent per unit exclude the retail space and parking garages at 55 West.
(2)	The Addison Keller Springs Apartments property was constructed in 2013 and did not reach stabilized occupancy until the end of 2014. As such, the weighted average occupancy and average effective annual base rent per unit for the years ended December 31, 2012 through 2014 exclude the Addison Keller Springs Apartments property.

The leases at the TA Multifamily Portfolio, with the exception of the retail space at 55 West, are generally short-term in nature and have a term of 12 months or less. As of June 30, 2017, approximately 90% of the multifamily leases expire within 12 months from such date. No single tenant occupies 10% or more of the TA Multifamily Portfolio’s aggregate number of units or square footage.

Real estate taxes assessed on the TA Multifamily Portfolio for the most recent fiscal year were approximately $7.4 million. The amount of real estate taxes assessed was equal to the TA Multifamily Portfolio’s assessed value multiplied by an average tax rate of 2.7%.

The acquisition of the TA Multifamily Portfolio was funded with cash on hand, which primarily consists of proceeds from the Offering, and a $95 million draw on our existing Line of Credit.

HS Industrial Portfolio

On April 18, 2017, we acquired a fee simple interest in the HS Industrial Portfolio (the “HS Industrial Portfolio”), a six million square foot collection of predominantly infill industrial assets. The portfolio was acquired from an affiliate of High Street Realty Company (“Seller”), an unaffiliated third party, for approximately $405.9 million. The HS Industrial Portfolio is 97% leased to over 90 tenants and consists of 38 industrial properties located in six submarkets, with the following concentration based on square footage: Atlanta (38%), Chicago (23%), Houston (17%), Harrisburg (10%), Dallas (10%) and Orlando (2%).

We believe the HS Industrial Portfolio’s markets benefit from attractive fundamentals. Over the last two years, market rents have increased by 5% annually while vacancy has declined by approximately 100 basis points to 5.2%. Infill industrial supply in these markets is expected to be constrained at 0.6% of stock throughout 2017 given limited land availability near these population centers. The positive fundamentals have resulted in weighted average releasing spreads of 12% over the last two years. “Releasing spreads” is a measurement of the change in rent per square foot between new and expiring leases at a property. The properties in the HS Industrial Portfolio face competition from similarly situated properties in and around their respective submarkets.

The following table provides an overview of the HS Industrial Portfolio.

			As of June 30, 2017
Portfolio Name	Sector	Total Square Footage (in thousands)	Occupancy	Average Effective Annual Base Rent Per Leased Square Foot(1)
HS Industrial Portfolio	Industrial	5,972	97%	$4.38

(1)	Average effective annual base rent per leased square foot is determined from the annualized June 2017 base rent per leased square foot and excludes tenant recoveries, straight-line rent and above-below market lease amortization.

The table below sets forth certain historical information with respect to the occupancy rate at the HS Industrial Portfolio, expressed as a percentage of total gross leasable area, and the average effective annual base rent per leased square foot.

As of December 31,	Weighted Average Occupancy		Average Effective Annual Base Rent per Leased Square Foot(1)
2012	N/A	(2)	N/A	(2)
2013	N/A	(2)	N/A	(2)
2014	N/A	(2)	N/A	(2)
2015	95%		$3.96
2016	95%		$4.16

(1)	Average effective annual base rent per leased square foot is determined from the annualized December base rent per leased square foot of the applicable year and excludes tenant recoveries, straight-line rent and above-below market lease amortization.
(2)	The Seller acquired the 38 properties in the HS Industrial Portfolio during the years 2011 through 2015 and did not possess the weighted average occupancy or average effective annual base rent per leased square foot for any properties prior to its acquisition of such properties. As such, we are unable to provide the weighted average occupancy and average effective annual base rent per leased square foot for the years 2012 through 2014.

The following table sets forth certain information with respect to the expiration of leases currently in place at the HS Industrial Portfolio through December 31, 2027. As leases expire we believe the HS Industrial Portfolio will benefit from the attractive fundamentals in the properties’ markets.

Year	Number of Leases Expiring	Approximate Gross Leasable Area of Expiring Leases (Square Footage in Thousands)	% of Total Gross Leasable Area Represented by Expiring Leases	Total Annual Base Rental Income of Expiring Leases ($ in Thousands)(2)	% of Total Annual Base Rental Income Represented by Expiring Leases(2)
2017(1)	4	334	6%	$1,205	5%
2018	17	1,045	18%	$4,770	19%
2019	12	749	13%	$3,357	13%
2020	11	473	8%	$2,040	8%
2021	17	1,130	19%	$4,604	18%
2022	11	719	12%	$3,381	13%
2023	8	651	11%	$2,584	10%
2024	3	72	1%	$283	1%
2025	5	434	7%	$2,027	8%
2026	1	52	1%	$168	1%
2027	1	10	0%	$71	0%

(1)	For the period July 1, 2017 through December 31, 2017.
(2)	Amounts are calculated based on the December 2016 base rent for leases in place on December 31, 2016. Such amounts exclude tenant recoveries, straight-line rent and above-below market lease amortization.

No single tenant occupies 10% or more of the HS Industrial Portfolio’s aggregate square footage.

Real estate taxes assessed on the HS Industrial Portfolio for the most recent fiscal year were approximately $5.0 million. The amount of real estate taxes assessed was equal to the HS Industrial Portfolio’s assessed value multiplied by an average tax rate of 3.8%.

The acquisition of the HS Industrial Portfolio was funded through a combination of cash on hand (which primarily consists of proceeds from the Offering), a $5 million draw on our existing Line of Credit, and a $292 million loan to one of our subsidiaries from various lenders for which Bank of America, N.A. acts as administrative agent (the “BofA Loan”). The BofA Loan is guaranteed by us and the Operating Partnership and has an interest rate equal to LIBOR plus 210 basis points.

Subsequent Property Acquisitions

On July 27, 2017, we acquired a fee simple interest in Elysian West, a Class A multifamily property totaling 466 units in Las Vegas, Nevada. The property was acquired from a third party for $106.5 million.

On July 27, 2017, we acquired a fee simple interest in four select service hotels totaling 469 keys in Tampa and Orlando, Florida. The properties were acquired from a third party for $58.4 million.

On August 3, 2017, we acquired a fee simple interest in the Hyatt House Atlanta Downtown, a select service hotel totaling 150 keys in Atlanta, Georgia. The property was acquired from a third party for $35.0 million.

Mortgage Financing

The following is a summary of the mortgage debt for our properties as of June 30, 2017 ($ in thousands):

Property	Interest Rate(1)	Maturity Dates	Principal Balance	Amortization Period	Prepayment Provisions(2)
TA Multifamily (excluding 55 West)	3.76%	6/1/2024	$211,249	Interest Only	Yield Maintenance
Industrial Properties—Term Loan	L+2.10%	6/1/2022	146,000	Interest Only	Spread Maintenance
Industrial Properties—Revolving Credit Facility	L+2.10%	6/1/2022	146,000	Interest Only	None
Emory Point	3.66%	5/5/2024	130,000	Interest Only(3)	Yield Maintenance
55 West (part of TA Multifamily Portfolio)	L+2.18%	5/9/2022(4)	63,600	Interest Only	Spread Maintenance
Sonora Canyon	3.76%	6/1/2024	26,455	Interest Only	Yield Maintenance

Total principal balance			723,304
Deferred financing costs			(6,232)

Mortgage notes, term loan, and revolving credit facility			$717,072

(1)	The term “L” refers to the one-month U.S. dollar-denominated London Interbank Offer Rate. As of June 30, 2017, one-month U.S. dollar-denominated LIBOR was equal to 1.2%.
(2)	Yield and spread maintenance provisions require the borrower who prepays the loan to pay a premium to the lender in an amount that would allow the lender to attain the yield or spread assuming the borrower had made all payments until maturity.
(3)	Interest only payments required for the first 60 months of the mortgage and principal and interest payments required for the final 24 months.
(4)	The 55 West mortgage has an initial maturity date of May 9, 2019 and we, at our sole discretion, have three one-year extension options.

Summary of Portfolio

The following charts further describe the diversification of our investments in real properties based on fair value as of June 30, 2017:

The following chart outlines the allocation of our investments in real properties and real estate-related securities based on fair value as of June 30, 2017:

Selected Financial Information

The following selected financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes appearing in our Quarterly Report on Form 10-Q for the period ended June 30, 2017 and our Annual Report on Form 10-K for the year ended December 31, 2016, each as incorporated herein by reference. Our historical results are not necessarily indicative of results for any future period.

($ in thousands, except share and per share data)	For the Six Months Ended June 30, 2017 (Unaudited)	For the Period March 2, 2016 (date of initial capitalization) through December 31, 2016
Operating Data:
Total revenues	$30,783	$—
Total expenses	46,923	115
Total other income (expense)	(1,784)	—
Net loss	(17,968)	(115)
Cash Flow Data:
Net cash provided by operating activities	$19,484	$—
Net cash used in investing activities	(1,794,668)	—
Net cash provided by financing activities	1,899,141	—
Per Common Share Data:
Net loss per share of common stock—basic and diluted	$(0.31)	$(5.74)
Weighted-average shares of common stock outstanding, basic and diluted	57,060,077	20,000

($ in thousands)	As of June 30, 2017 (Unaudited)	As of December 31, 2016
Balance Sheet Data:
Investments in real estate, net	$1,430,515	$—
Investments in real estate-related securities	291,549	—
Cash and cash equivalents	31,296	200
Restricted cash	92,861	—
Total assets	1,934,598	200
Subscriptions received in advance	88,657	—
Due to affiliates	68,492	86
Total liabilities	1,134,148	115
Total equity	$800,450	$85

Funds from Operations and Adjusted Funds from Operations

We believe funds from operations (“FFO”) is a meaningful supplemental non-GAAP operating metric. Our consolidated financial statements are presented under historical cost accounting which, among other things, requires depreciation of real estate investments to be calculated on a straight-line basis. As a result, our operating results imply that the value of our real estate investments will decrease evenly over a set time period. However, we believe that the value of real estate investments will fluctuate over time based on market conditions and as such, depreciation under historical cost accounting may be less informative. FFO is a standard REIT industry metric defined by the National Associational of Real Estate Investment Trusts (“NAREIT”).

FFO, as defined by NAREIT and presented below, is calculated as net income or loss (computed in accordance with GAAP), excluding gains or losses from sales of depreciable real property and impairment write-downs on depreciable real property, plus real estate-related depreciation and amortization, and similar adjustments for unconsolidated joint ventures.

The following table presents a reconciliation of FFO to net loss ($ in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Net loss	$(16,701)	$(17,968)
Adjustments:
Real estate depreciation and amortization	23,696	24,786

Funds from Operations	$6,995	$6,818

We also believe that adjusted FFO (“AFFO”) is a meaningful supplemental non-GAAP disclosure of our operating results. AFFO further adjusts FFO in order for our operating results to reflect the specific characteristics of our business by adjusting for items we believe are not related to our core operations. Our adjustments to FFO to arrive at AFFO include straight-line rental income, amortization of above- and below-market lease intangibles, organization costs, unrealized gains or losses from changes in the fair value of financial instruments, amortization of stock awards, and performance participation allocation not paid in cash. AFFO is not defined by NAREIT and our calculation of AFFO may not be comparable to disclosures made by other REITs.

The following table presents a reconciliation of FFO to AFFO ($ in thousands):

	Three Months Ended June 30, 2017	Six Months Ended June 30, 2017
Funds from Operations	$6,995	$6,818
Adjustments:
Straight-line rental income	(549)	(567)
Amortization of above- and below-market lease intangibles	(337)	(365)
Amortization of below-market ground lease intangible	60	77
Organization costs	—	1,838
Unrealized gains from changes in the fair value of financial instruments	(882)	(1,607)
Amortization of restricted stock awards	29	52
Performance participation allocation	5,241	5,241

Adjusted Funds from Operations	$10,557	$11,487

FFO and AFFO should not be considered to be more relevant or accurate than the current GAAP methodology in calculating net income or in evaluating our operating performance. In addition, FFO and AFFO should not be considered as alternatives to net income (loss) as indications of our performance or as alternatives to cash flows from operating activities as indications of our liquidity, but rather should be reviewed in conjunction with these and other GAAP measurements. Further, FFO and AFFO are not intended to be used as liquidity measures indicative of cash flow available to fund our cash needs, including our ability to make distributions to our stockholders.

Our Indebtedness

The following is a summary of our indebtedness as of June 30, 2017 ($ in thousands):

Indebtedness	Interest Rate(1)	Maturity Dates(2)(3)	Maximum Facility Size	Principal Balance
Loans secured by our properties:
TA Multifamily (excluding 55 West)	3.76%	6/1/2024	N/A	$211,249
Industrial Properties—Term Loan	L+2.10%	6/1/2022	N/A	146,000
Industrial Properties—Revolving Credit Facility	L+2.10%	6/1/2022	$146,000	146,000
Emory Point	3.66%	5/5/2024	N/A	130,000
55 West (part of TA Multifamily Portfolio)	L+2.18%	5/9/2022	N/A	63,600
Sonora Canyon	3.76%	6/1/2024	N/A	26,455

Total loans secured by our properties				723,304

Repurchase agreement borrowings:
Citi MRA	L+1.35% - L+1.60%	7/17/17 - 8/30/2017	N/A	153,567
RBC MRA	L+1.25% - L+1.45%	7/28/2017	N/A	16,016

Total repurchase agreement borrowings				169,583
Line of credit	L+2.25%	1/23/2018	250,000	43,708

Total indebtedness				$936,595

(1)	The term “L” refers to (i) the one-month U.S. dollar-denominated London Interbank Offer Rate with respect to the Line of Credit, Revolving Credit Facility, and Term Loan, and (ii) the three-month U.S. dollar-denominated London Interbank Offer Rate with respect to the Repurchase agreement borrowings.
(2)	The 55 West mortgage has an initial maturity date of May 9, 2019 and we, at our sole discretion, have three one-year extension options.
(3)	Subsequent to quarter end, we rolled our repurchase agreement contracts expiring in July 2017 into new three-month contracts with a maturity date of October 2017.

Our Distributions

The following table summarizes the net distributions per share declared by our board of directors since our inception.

Record Date	Class S	Class I	Class D	Class T
March 31, 2017	$0.0250	$0.0412	—	—
April 30, 2017	$0.0292	$0.0362	—	—
May 31, 2017	$0.0368	$0.0441	$0.0420	—
June 30, 2017	$0.0445	$0.0517	$0.0496	$0.0446
July 31, 2017	$0.0428	$0.0501	$0.0479	$0.0429

The following table summarizes our distributions declared during the three months and six months ended June 30, 2017 ($ in thousands).

	Three Months Ended June 30, 2017		Six Months Ended June 30, 2017
	Amount	Percentage	Amount	Percentage
Distributions
Paid in cash	$2,801	31%	$3,188	31%
Reinvested in shares	6,150	69%	7,082	69%

Total distributions	$8,951	100%	$10,270	100%

Sources of Distributions
Cash flows from operating activities	$8,951	100%	$10,270	100%
Offering proceeds	—	—%	—	—%

Total sources of distributions	$8,951	100%	$10,270	100%

Cash flows from operating activities	$17,911		$19,484

Funds from Operations	$6,995		$6,818

Share Repurchases

We have adopted a share repurchase plan. See “Share Repurchases” in the Prospectus for more information about the plan. As of July 31, 2017, no shares of common stock had been repurchased or requested to be repurchased under the share repurchase plan.

UPDATES TO THE PROSPECTUS

Prospectus Summary

The second and third sentences under “Prospectus Summary—Q: May I reinvest my cash distributions in additional shares?” in the Prospectus are amended by adding “Kansas,” prior to “Maine” in each place where it appears.

The first and second sentences of the sixth paragraph under “Prospectus Summary—Organization and Offering Activities—Stockholder Servicing Fees—The Dealer Manager” in the Prospectus are replaced in their entirety by the following:

“We will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto) (collectively, the “Fee Limit”). At the end of such month, such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), each with an equivalent aggregate NAV as such share (the “Share Conversion”).”

Risk Factors

The first sentence of the first paragraph under “Risk Factors—Risks Related to This Offering and Our Organizational Structure—Valuations and appraisals of our properties and real estate-related securities are estimates of fair value and may not necessarily correspond to realizable value.” in the Prospectus is replaced in its entirety by the following sentences:

“For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to these guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition related costs associated with asset acquisitions and expense such costs associated with business combinations.”

The fourth sentence of the second paragraph under “Risk Factors—General Risks Related to Investments in Real Estate-Related Securities—We may invest in commercial mortgage loans which are non-recourse in nature and include limited options for financial recovery in the event of default; an event of default may adversely affect our results of operations and financial condition.” in the Prospectus is replaced in its entirety by the following sentence:

“Default rates and losses on commercial mortgage loans will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower’s equity in the mortgage property, the financial circumstances of the borrower, tenant mix and tenant bankruptcies, property management decisions, including with respect to capital improvements, property location and condition, competition from other properties offering the same or similar services, environmental conditions, real estate tax rates, tax credits and other operating expenses, governmental rules, regulations and fiscal policies, acts of God, terrorism, social unrest and civil disturbances.”

The second sentence of the second paragraph under “Risk Factors—General Risks Related to Investments in Real Estate-Related Securities—We will face risks related to our investments in collateralized debt obligations.” in the Prospectus is replaced in its entirety by the following sentence:

“As a result, certain investments in CDOs may be characterized as illiquid securities and volatility in CLO and CDO trading markets may cause the value of these investments to decline.”

The following paragraph is added to “Risk Factors—General Risks Related to Investments in Real Estate-Related Securities—Political changes may affect the real estate-related securities markets.” in the Prospectus:

“The outcome of the recent U.S. presidential and other elections creates uncertainty with respect to legal, tax and regulatory regimes in which we and our investments, as well as the Adviser and its affiliates, will operate. Any significant changes in, among other things, economic policy (including with respect to interest rates and foreign trade), the regulation of the investment management industry, tax law, immigration policy and/or government entitlement programs could have a material adverse impact on us and our investments.”

The following sentence is added after the fifth sentence under “Risk Factors—Risks Related to Debt Financing—If we draw on a line of credit to fund repurchases or for any other reason, our financial leverage ratio could increase beyond our target.” in the Prospectus:

“In connection with a line of credit, distributions may be subordinated to payments required in connection with any indebtedness contemplated thereby.”

The language under “Risk Factors—Risks Related to Conflicts of Interest—Blackstone has implemented policies and procedures to address conflicts of interest across its various businesses, and these policies and procedures may reduce the synergies that we expect to draw on or otherwise reduce the opportunities available to us.” in the Prospectus is replaced in its entirety by the following:

“Blackstone and its affiliates are involved in a number of other businesses and activities, which may result in conflicts of interest or other obligations that are disadvantageous to us. Specified policies and procedures implemented by Blackstone to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions will from time to time reduce the synergies across Blackstone’s various businesses that we expect to draw on for purposes of pursuing attractive investment opportunities. Because Blackstone has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio entities may engage to advise on and to execute debt and equity financings, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and subject to more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business. In addressing these conflicts and regulatory, legal and contractual requirements across its various businesses, Blackstone has implemented certain policies and procedures (e.g., information walls) that reduce the positive firm-wide synergies we could otherwise expect to utilize for purposes of identifying and managing attractive investments. For example, Blackstone will from time to time come into possession of material non-public information with respect to companies in which its private equity business may be considering making an investment or companies that are clients of Blackstone. As a consequence, that information, which could be of benefit to us, might become restricted to those respective businesses and otherwise be unavailable to us. In addition, to the extent that Blackstone Real Estate is in possession of material non-public information or is otherwise restricted from trading in certain securities, we and the Adviser, as part of Blackstone Real Estate, generally also will be deemed to be in possession of such information or otherwise restricted. This will likely reduce the investment opportunities available to us, prevent us from exiting an investment or otherwise limit our investment flexibility. Additionally, the terms of confidentiality or other agreements with or related to companies in which any Blackstone fund has or has considered making an investment or which is otherwise a client of Blackstone will from time to time restrict or otherwise limit our ability to make investments in or otherwise engage in businesses or activities competitive with such companies. Blackstone may enter into one or more strategic relationships, in certain regions or with respect to certain types of investments that, although intended to provide greater opportunities for us, may require us to share such opportunities or otherwise limit the amount of an opportunity we can otherwise take.

Blackstone and its affiliates engage in a broad spectrum of activities, including a broad range of activities relating to investments in the real estate industry, and have invested or committed billions of dollars in capital through various investment funds, managed accounts and other vehicles affiliated with Blackstone. In the ordinary course of their business activities, Blackstone and their affiliates may engage in activities where the interests of certain divisions of Blackstone and its affiliates, including the Adviser, or the interests of their clients may conflict with the interests of our stockholders. Certain of these divisions and entities affiliated with the Adviser have or may have an investment strategy similar to ours and therefore may engage in competing activities with us. In particular, various Blackstone Real Estate opportunistic and substantially stabilized real estate funds and other investment vehicles seek to invest in a broad range of real estate investments.

As part of its regular business, Blackstone provides a broad range of services. In addition, Blackstone and its affiliates may provide services in the future beyond those currently provided. Our stockholders will not receive a benefit from the services provided to other investment vehicles or share in any of the fees generated by the provision of such services. Blackstone may have relationships with, render services to or engage in transactions with government agencies and/or issuers or owners of securities that are, or are eligible to be, our investment opportunities. As a result, employees of Blackstone may possess information relating to such issuers that is not known to our employees or the Adviser’s employees responsible for making investment decisions or for monitoring our investments and performing the other obligations under the Advisory Agreement. Those employees of Blackstone will not be obligated to share any such information with us or the Adviser and may be prohibited by law or contract from doing so.

In the regular course of its investment banking business, Blackstone represents potential purchasers, sellers and other involved parties, including corporations, financial buyers, management, shareholders and institutions, with respect to assets that are suitable for investment by us. In such a case, Blackstone’s client would typically require Blackstone to act exclusively on its behalf, thereby precluding us from acquiring such assets. Blackstone will be under no obligation to decline any such engagements in order to make the investment opportunity available to us. In connection with its investment banking, capital markets and other businesses, Blackstone may determine that there are conflicts of interest or come into possession of information that limits its ability to engage in potential real estate-related transactions. Our activities may be constrained as a result of such conflicts of interests and Blackstone’s inability to use such information. For example, employees of Blackstone may be prohibited by law or contract from sharing information with Blackstone Real Estate. We may be forced to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone may have or transactions or investments Blackstone and its affiliates may make or have made. Additionally, there may be circumstances in which one or more individuals associated with Blackstone will be precluded from providing services related to our activities because of certain confidential information available to those individuals or to other parts of Blackstone.

Blackstone has long-term relationships with a significant number of corporations and their senior management. In determining whether to invest in a particular transaction on our behalf, the Adviser will consider those relationships, which may result in certain transactions that the Adviser will not undertake on our behalf in view of such relationships. We may also co-invest with clients of Blackstone in particular properties, and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. Blackstone is under no obligation to decline any engagements or investments in order to make an investment opportunity available to us. The Adviser will consider those relationships when evaluating an investment opportunity, which may result in the Adviser choosing not to make such an investment due to such relationships (e.g. investments in a competitor of a client). We may be forced to sell or hold existing investments as a result of investment banking relationships or other relationships that Blackstone may have or transactions or investments Blackstone and its affiliates may make or have made. We may also co-invest with such clients of

Blackstone in particular properties and the relationship with such clients could influence the decisions made by the Adviser with respect to such investments. Furthermore, there can be no assurance that all potentially suitable investment opportunities that come to the attention of Blackstone will be made available to us. See “—Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns” below.

Blackstone may from time to time participate in underwriting or lending syndicates with respect to us or our subsidiaries and/or Other Blackstone Accounts, or may otherwise be involved in the public offering and/or private placement of debt or equity securities issued by, or loan proceeds borrowed by us, or our subsidiaries. Such underwritings will be on a firm commitment basis or may be on an uncommitted “best efforts” basis. A Blackstone broker-dealer may act as the managing underwriter or a member of the underwriting syndicate and purchase securities from us or our subsidiaries. Blackstone will also, on our behalf or on behalf of other parties to a transaction involving us, effect transactions, including transactions in the secondary markets where it will nonetheless have a potential conflict of interest regarding us and the other parties to those transactions to the extent it receives commissions or other compensation from us and such other parties. Subject to applicable law, Blackstone may receive underwriting fees, discounts, placement commissions, loan modification or restructuring fees, servicing (including loan servicing) fees, lending arrangement, consulting, monitoring, commitment, syndication, origination, organizational, financing and divestment fees (or, in each case, rebates of any such fees, whether in the form of purchase price discounts or otherwise, even in cases where Blackstone or an Other Blackstone Account or vehicle is purchasing debt) or other compensation with respect to the foregoing activities, which are not required to be shared with us or our stockholders. Blackstone may nonetheless have a potential conflict of interest regarding us and the other parties to those transactions to the extent it receives commissions, discounts, fees or such other compensation from such other parties. Our independent directors will approve any transactions in which a Blackstone broker-dealer acts as an underwriter, as broker for us, or as dealer, broker or advisor, on the other side of a transaction with us only where such directors believe in good faith that such transactions are appropriate for us, and our stockholders, by executing a Subscription Agreement for our shares, consent to all such transactions, along with the other transactions involving conflicts of interest described herein, to the fullest extent permitted by law. Sales of securities for our account (particularly marketable securities) may be bunched or aggregated with orders for other accounts of Blackstone, including Other Blackstone Accounts. It is frequently not possible to receive the same price or execution on the entire volume of securities sold, and the various prices may be averaged, which may be disadvantageous to us. Where Blackstone serves as underwriter with respect to securities held by us or any of our subsidiaries, we may be subject to a “lock-up” period following the offering under applicable regulations during which time our ability to sell any securities that we continue to hold is restricted. This may prejudice our ability to dispose of such securities at an opportune time.

On October 1, 2015, Blackstone spun off its financial and strategic advisory services, restructuring and reorganization advisory services, and its Park Hill fund placement businesses and combined these businesses with PJT Partners Inc. (“PJT”), an independent financial advisory firm founded by Paul J. Taubman. While the new combined business operates independently from Blackstone and is not an affiliate thereof, nevertheless conflicts may arise in connection with transactions between or involving us on the one hand and PJT on the other. Specifically, given that PJT will not be an affiliate of Blackstone, there may be fewer or no restrictions or limitations placed on transactions or relationships engaged in by PJT’s new advisory business as compared to the limitations or restrictions that might apply to transactions engaged in by an affiliate of Blackstone. It is expected that there will be substantial overlapping ownership between Blackstone and PJT for a considerable period of time going forward. Therefore, conflicts of interest in doing transactions involving PJT will still arise. The pre-existing relationship between Blackstone and its former personnel involved in such financial and strategic advisory services, the overlapping ownership, and certain co-investment and other continuing arrangements, may influence the Adviser in deciding to select or recommend PJT to perform such services for us (the cost of which will generally be borne directly or indirectly by us). Nonetheless, the Adviser and its affiliates will be free to cause us to transact with PJT generally without restriction under our charter notwithstanding such overlapping interests in, and relationships with, PJT. See also “—The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us” below.

Blackstone receives various kinds of portfolio company/entity data and information, such as data and information relating to business operations, trends, budgets, customers and other metrics (this data is sometimes referred to as “big data”). In furtherance of the foregoing, Blackstone may enter into information sharing and use arrangements with portfolio companies and/or entities. Blackstone believes that access to this information furthers the interests of our investors by providing opportunities for operational improvements across portfolio companies and/or entities and in connection with our investment management activities. Subject to appropriate contractual arrangements, Blackstone may also utilize such information outside of our activities in a manner that provides a material benefit to Blackstone and/or its affiliates but not to us. The sharing and use of such information presents potential conflicts of interest and investors acknowledge and agree that any corresponding/resulting benefits received by Blackstone and/or its affiliates will not offset the Adviser’s management fee or otherwise be shared with investors. As a result, the Adviser may have an incentive to pursue investments in companies and/or entities based on their data and information and/or to utilize such information in a manner that benefits Blackstone and/or its affiliates.

Other present and future activities of Blackstone and its affiliates (including the Adviser and the Dealer Manager) will from time to time give rise to additional conflicts of interest relating to us and our investment activities. In the event that any such conflict of interest arises, we will attempt to resolve such conflicts in a fair and equitable manner. Investors should be aware that conflicts will not necessarily be resolved in favor of our interests.”

The sixth sentence under “Risk Factors—Risks Related to Conflicts of Interest—Blackstone engages various advisors and operating partners who may co-invest alongside us, and there can be no assurance that such advisors and operating partners will continue to serve in such roles.” in the Prospectus is replaced in its entirety by the following sentence:

“In some cases, they provide the Dealer Manager and/or the Adviser with industry-specific insights and feedback on investment themes, assist in transaction due diligence, make introductions to and provide reference checks on management teams.”

The following amends and restates the sixth paragraph under “Risk Factors—Risks Related to Conflicts of Interest—Certain Other Blackstone Accounts have similar or overlapping investment objectives and guidelines, and we will not be allocated certain opportunities and may be allocated only opportunities with lower relative returns.” in the Prospectus:

“The Adviser and its affiliates will calculate available capital, weigh the factors described above (which will not be weighted equally) and make other investment allocation decisions in accordance with their prevailing policies and procedures in their sole discretion. The manner in which our available capital is determined may differ from, or subsequently change with respect to, Other Blackstone Accounts. The amounts and forms of leverage utilized for investments will also be determined by the Adviser and its affiliates in their sole discretion. There is no assurance that any conflicts arising out of the foregoing will be resolved in our favor. Blackstone is entitled to amend its policies and procedures at any time without prior notice or our consent. Some of the factors that are taken into account when making allocation decisions pursuant to the policies and procedures include: the sourcing of the investment, the investment focus and investment limitation of Other Blackstone Accounts, the size, types and other terms of the investment and other considerations deemed relevant by the Adviser in good faith. In particular, investment opportunities with respect to which Blackstone makes a good faith determination that such opportunity is not expected to yield returns on investment or income within the range expected to be provided by our investment strategy, based on the terms thereof and the information relating to such opportunity at the time of its evaluation by Blackstone, may not be allocated to us. Blackstone currently manages and will continue to manage, sponsor and close a variety of Other Blackstone Accounts that have investment objectives and/or guidelines that overlap, in whole or in part, with ours.”

The following amends and restates “Risk Factors—Risks Related to Conflicts of Interest—We co-invest with Blackstone affiliates in real estate-related securities and such investments may be in different parts of the capital structure of an issuer and may otherwise involve conflicts of interest. When we hold investments in which Other Blackstone Accounts have a different principal investment, conflicts of interest may arise between us and Other Blackstone Accounts ,and the Adviser may take actions that are adverse to us.” in the Prospectus:

“We co-invest with Blackstone affiliates in real estate-related securities and such investments are at times in different parts of the capital structure of an issuer and may otherwise involve conflicts of interest. When we hold investments in which Other Blackstone Accounts have a different principal investment, conflicts of interest arise between us and Other Blackstone Accounts, and the Adviser may take actions that are adverse to us.

We co-invest with Other Blackstone Accounts in investments that are suitable for both us and such Other Blackstone Accounts. We and/or the Other Blackstone Accounts make and hold investments at different levels of an issuer’s capital structure, which includes us making investments directly or indirectly relating to portfolio entities of Other Blackstone Accounts and vice versa. To the extent we hold interests that are different (including with respect to their relative seniority) than those held by such Other Blackstone Accounts, the Adviser and its affiliates will be presented with conflicts of interest. Other Blackstone Accounts also participate from time to time in a separate tranche of a financing with respect to an issuer/borrower in which we have an interest or otherwise in different classes of such issuer’s securities. If we make or have an investment in a property in which an Other Blackstone Account has a mezzanine or other debt investment, Blackstone may have conflicting loyalties between its duties to us and to other affiliates. In that regard, actions may be taken for the Other Blackstone Accounts that are adverse to us, including with respect to the timing and manner of sale and actions taken in circumstances of financial duress. Furthermore, we may participate in investments related to the financing or refinancing of loan investments or portfolios held or proposed to be acquired by certain Other Blackstone Accounts.

In connection with such investments and transactions described above, Blackstone will generally seek to implement certain procedures to mitigate conflicts of interest. These mitigation procedures typically involve the maintenance of a non-controlling interest in any such investment and a forbearance of rights – including certain non-economic rights – relating to us or an Other Blackstone Account, such as where Blackstone causes us and/or an Other Blackstone Account to decline to exercise certain voting, control- and/or foreclosure-related rights with respect to an investment or the seniority or class of loan or instrument held by us (including following the vote of other third party lenders generally (or otherwise recusing ourselves with respect to decisions), including with respect to defaults, foreclosures, workouts and/or restructurings), subject to certain limitations. While our participation in connection with any such investments and transactions are expected to be negotiated by third parties on market prices, such investments and transactions will give rise to potential or actual conflicts of interest.

There can be no assurance that any conflict will be resolved in our favor. Conflicts can also be expected to arise in determining the amount of an investment, if any, to be allocated among potential investors and the respective terms thereof. There can be no assurance that the return on our investment will be equivalent to or better than the returns obtained by the other affiliates participating in the transaction. In addition, it is possible that in a bankruptcy proceeding our interest may be subordinated or otherwise adversely affected by virtue of such Other Blackstone Accounts’ involvement and actions relating to its investment. For example, in circumstances where we hold a junior mezzanine interest in an issuer, holders of more senior classes of debt issued by such entity (which may include Other Blackstone Accounts) may take actions for their benefit (particularly in circumstances where such issuer faces financial difficulty or distress) that further subordinate or adversely impact the value of our investment in such issuer.

In connection with negotiating loans and bank financings in respect of our real estate-related transactions, from time to time Blackstone will obtain the right to participate on its own behalf in a portion of the financings with respect to such transactions upon a set of terms already negotiated and agreed of third parties . If we make or have an investment in a property in which an Other Blackstone Account has a mezzanine or other debt investment, Blackstone may have conflicting loyalties between its duties to us and to other affiliates. Such investments may inherently give rise to conflicts of interest or perceived conflicts of interest between or among the various classes of securities that may be held by such entities. We do not believe that this arrangement has an effect on the overall terms and conditions negotiated with the arrangers of such senior loans other than as described in the preceding sentence. Because of the affiliation with Blackstone, the Adviser has a greater incentive to invest in Blackstone-sponsored financings (as compared to real estate-related financings sponsored by other real estate firms or financial sponsors).”

The second and third sentences of the first paragraph under “Risk Factors—Risks Related to Conflicts of Interest—The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us.” in the Prospectus are replaced in their entirety by the following sentences:

“For example, certain portfolio properties may enter into agreements regarding group procurement (such as a group purchasing organization), benefits management, purchase of title and/or other insurance policies (which will from time to time be pooled and discounted due to scale) from a third party or a Blackstone affiliate, and other similar operational, administrative, or management related initiatives that result in commissions, discounts or similar payments to Blackstone or its affiliates (including personnel), including related to a portion of the savings achieved by the portfolio property. Such advisors and service providers referred to above may be investors in us, affiliates of the Dealer Manager or the Adviser, sources of financing and investment opportunities or co-investors or commercial counterparties or entities in which Blackstone and/or Other Blackstone Accounts have an investment, and payments by us may indirectly benefit Blackstone and/or such Other Blackstone Accounts. In addition, certain employees of Blackstone may have family members or relatives employed by such advisors and service providers.”

The following paragraph is added as a new paragraph following the first paragraph under the same risk factor:

“Because Blackstone has many different businesses, including the Blackstone Capital Markets Group, which Blackstone investment teams and portfolio entities may engage to provide underwriting and capital market advisory services, it is subject to a number of actual and potential conflicts of interest, greater regulatory oversight and subject to more legal and contractual restrictions than that to which it would otherwise be subject if it had just one line of business.”

The thirteenth paragraph under the same risk factor is replaced in its entirety by the following:

“Blackstone and/or Other Blackstone Accounts will hold equity or other investments in companies or businesses in the real estate-related information technology industry and other industries that provide products or services to or otherwise contract with us, Blackstone’s affiliated service providers and Other Blackstone Accounts. In connection with any such investment, Blackstone or Other Blackstone Accounts (or their respective portfolio companies) may make referrals or introductions to other portfolio companies in an effort, in part, to increase the customer base of such companies or businesses, and therefore the value of the investment, or because such referrals or introductions may result in financial incentives (including additional equity ownership) and/or milestones benefitting the referring or introducing party that are tied or related to participation by portfolio companies. We will not share in any fees or economics accruing to Blackstone as a result of these relationships and/or our participation in these relationships.

In addition, investment banks or other financial institutions, as well as Blackstone employees, may also invest in us. These institutions and employees are a potential source of information and ideas that could benefit us. The Adviser has procedures in place reasonably designed to prevent the inappropriate use of such information by us.”

The following disclosure is added following “Risk Factors—Risks Related to Conflicts of Interest—The Adviser may face conflicts of interests in choosing our service providers and certain service providers may provide services to the Dealer Manager, the Adviser or Blackstone on more favorable terms than those payable by us.” in the Prospectus:

“We may be subject to potential conflicts of interest as a consequence of family relationships that Blackstone employees have with other real estate professionals.

Additionally, certain employees and other professionals of Blackstone have family members or relatives that are actively involved in the real estate industry and/or have business, personal, financial or other relationships with companies in the real estate industry (including the advisors and service providers described above), which gives rise to potential or actual conflicts of interest. For example, such family members or relatives might be employees, officers, directors or owners of companies or assets which are actual or potential investments of us or our other counterparties and portfolio properties. Moreover, in certain instances, we may purchase or sell assets from or to, or otherwise transact with, companies that are owned by such family members or relatives or in respect of which such family members or relatives have other involvement. To the extent Blackstone determines appropriate, it may put in place conflict mitigation strategies with respect to a particular circumstance, such as internal information barriers or recusal, disclosure or other steps determined appropriate by the Adviser.”

Management

“Management—Compensation of Directors” in the Prospectus is supplemented to add the following:

“On August 7, 2017, the Board of Directors approved an increase in the annual retainer for non-employee directors who are not affiliated with the Adviser or Blackstone to $90,000, plus an additional retainer of $10,000 to each chairperson of our committees, effective in the third quarter of 2017.”

Compensation

The first and second sentences of the fourth paragraph under “Compensation—Organization and Offering Activities—Stockholder Servicing Fees—The Dealer Manager” in the Prospectus are replaced in their entirety by the following:

We will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), each with an equivalent aggregate NAV as such share.

The following data supplements, and should be read in conjunction with, “Compensation” in the Prospectus:

Type and Recipient ($ in thousands)	Incurred during the six months ended June 30, 2017	Unpaid as of June 30, 2017
Selling Commissions and Dealer Manager Fees—The Dealer Manager (fully paid to/reallowed to participating broker-dealers)(1)	$8,612	$—
Stockholder Servicing Fees—The Dealer Manager (fully paid to/reallowed to participating broker-dealers)(1)	53,385	51,895
Management Fees—The Adviser(2)	—	—
Performance Participation Allocation—Affiliate of the Adviser	5,241	5,241
Day-to-Day Operational and Management Services, and Transactional Support Services for Properties—Portfolio companies owned by Blackstone-advised funds(3)	1,131	990
Title Insurance Placement Fees—Affiliate of the Adviser(4)	160	—
Organization and Offering Expenses Advanced by the Adviser—The Adviser(5)	8,720	8,720
Third-Party Expenses Advanced by the Adviser—The Adviser	156	156

(1)	The Dealer Manager did not retain any of these commissions or fees, all of which were retained by, or reallowed (paid) to, participating broker-dealers.
(2)	The Adviser agreed to waive its management fee through June 30, 2017.
(3)	Includes, as applicable, property management services, leasing, construction management, revenue management, accounting, legal and contract management, expense management, and capital expenditure projects and transaction support services, depending on the property type being serviced.
(4)	Fees are generally earned in rate-regulated states where the cost of title insurance is non-negotiable, unless in the context of a portfolio transaction that includes properties in rate-regulated states, as part of a syndicate of title insurance companies where the rate is negotiated by other insurers or their agents, when a third party is paying all or a material portion of the premium or in other scenarios where such affiliated title agency is not negotiating the premium. LNLS earns fees, which would have otherwise been paid to third parties, by providing title agency services and facilitating placement of title insurance with underwriters.
(5)	Excludes selling commissions, dealer manager fees and stockholder servicing fees. Includes organization and offering costs paid by the Adviser prior to the six months ended June 30, 2017, which costs became our liability on January 1, 2017, the date as of which the proceeds from the Offering were released from escrow. This amount will be reimbursed to the Adviser on a pro-rata basis over 60 months beginning January 1, 2018.

Net Asset Value Calculation and Valuation Guidelines

The first paragraph under “Net Asset Value Calculation and Valuation Guidelines—Valuations of Investments—General Consolidated Properties” in the Prospectus is replaced in its entirety by the following:

For the purposes of calculating our monthly NAV, our properties will initially be valued at cost, which we expect to represent fair value at that time, subject to any variation pursuant to these guidelines. In accordance with GAAP, we determine whether the acquisition of a property qualifies as an asset acquisition or business combination. We capitalize acquisition related costs associated with asset acquisitions and expense such costs associated with business combinations.

Description of Capital Stock

The first and second sentences of the fourth paragraph under “Description of Capital Stock—Common Stock—Class T Shares” in the Prospectus are replaced in their entirety by the following:

We will cease paying the stockholder servicing fee with respect to any Class T share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.

The first and second sentences of the fourth paragraph under “Description of Capital Stock—Common Stock—Class S Shares” in the Prospectus are replaced in their entirety by the following:

We will cease paying the stockholder servicing fee with respect to any Class S share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class S share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.

The first and second sentences of the fourth paragraph under “Description of Capital Stock—Common Stock—Class D Shares” in the Prospectus are replaced in their entirety by the following:

We will cease paying the stockholder servicing fee with respect to any Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class D share will convert into a number of Class I shares (including any fractional shares) with an equivalent aggregate NAV as such share.

The first and second sentences under “Description of Capital Stock—Distribution Reinvestment Program” in the Prospectus are amended by adding “Kansas,” prior to “Maine” in each place where it appears.

Certain ERISA Considerations

The first two paragraphs under the section of the Prospectus captioned “Certain ERISA Considerations” are replaced in their entirety by the following:

“The following is a summary of certain considerations associated with the purchase and holding of any class of our shares of common stock by (i) ERISA Plans (including “Keogh” plans and “individual retirement accounts”), (ii) plans and other arrangements that are subject to provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to the provisions of Title I of ERISA or Section 4975 of the Code (collectively, “Similar Laws”), and (iii) entities whose underlying assets are considered to include “plan assets” of any such plan or arrangement described in clause (ii) (each of the foregoing described in clauses (i), (ii) and (iii) being referred to as a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of an ERISA Plan and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.”

The following representations are added to the “Representation” paragraph of the section of the Prospectus captioned “Certain ERISA Considerations”:

“By acceptance of any class of our shares of our common stock, each ERISA Plan investor will be deemed to have acknowledged and represented (which acknowledgment and representation shall be deemed repeated and reaffirmed on each day the ERISA Plan holds any shares of our common stock):

(1) Neither we, the Adviser, the Special Limited Partner, the Dealer Manager, Blackstone Real Estate, Blackstone, or any of our or their respective affiliates (collectively, the “Blackstone Entities”) has been relied upon for any advice with respect to the ERISA Plan’s decision to purchase or hold any shares of our common stock and none of the Blackstone Entities shall at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to purchase, continue to hold, transfer, vote or provide any consent with respect to any such shares;

(2) The ERISA Plan is aware of and acknowledges that (a) none of the Blackstone Entities is undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the ERISA Plan’s investment in the shares of common stock, (b) the Blackstone Entities have a financial interest in the ERISA Plan’s investment in the shares of common stock on account of the fees and other compensation they expect to receive from us and the performance participation interest the Special Limited Partner holds in the Operating Partnership and their other relationships with us, as disclosed in this prospectus and (c) any such fees and any distributions in respect of such performance participation interest received by the Blackstone Entities do not constitute fees rendered for the provision of investment advice to the ERISA Plan; and

(3) The ERISA Plan’s decision to invest in our shares of common stock has been made at the recommendation or direction of a fiduciary (an “Independent Fiduciary”) who:

(a) is independent of the Blackstone Entities;

(b) is capable of evaluating investment risks independently, both in general and with respect to particular transactions and investment strategies contemplated in this prospectus;

(c) is a fiduciary (under ERISA and/or Section 4975 of the Code) with respect to the ERISA Plan’s investment in us and any related transactions and is responsible for exercising independent judgment in evaluating the ERISA Plan’s investment in us and any related transactions; and

(d) is either: (A) a bank as defined in Section 202 of the U.S. Investment Advisers Act of 1940, as amended (the “Advisers Act”) or similar institution that is regulated and supervised and subject to periodic examination by a state or federal agency of the United States; (B) an insurance carrier which is qualified under the laws of more than one state of the United States to perform the services of managing, acquiring or disposing of assets of an ERISA Plan; (C) an investment adviser registered under the Advisers Act or, if not registered as an investment adviser under the Advisers Act by reason of paragraph (1) of Section 203A of the Advisers Act, is registered as an investment adviser under the laws of the state (referred to in such paragraph (1)) in which it maintains its principal office and place of business; (D) a broker dealer registered under the Exchange Act; and/or (E) a fiduciary that holds or has under management or control total assets of at least $50 million.

Notwithstanding the foregoing, any ERISA Plan investor which is an individual retirement account that is not represented by an Independent Fiduciary shall not be deemed to have made the representation in paragraph (3) above.

Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to the Blackstone Entities about whether an investment in our shares of common stock, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.”

Plan of Distribution

The first and second sentences of the third paragraph under “Plan of Distribution—Underwriting Compensation—Stockholder Servicing Fees—Class T, Class S and Class D Shares” in the Prospectus are replaced in their entirety by the following:

We will cease paying the stockholder servicing fee with respect to any Class T share, Class S share or Class D share held in a stockholder’s account at the end of the month in which the Dealer Manager in conjunction with the transfer agent determines that total upfront selling commissions, dealer manager fees and stockholder servicing fees paid with respect to the shares held by such stockholder within such account would exceed, in the aggregate, 8.75% (or, in the case of Class T shares sold through certain participating broker-dealers, a lower limit as set forth in any applicable agreement between the Dealer Manager and a participating broker-dealer) of the gross proceeds from the sale of such shares (including the gross proceeds of any shares issued under our distribution reinvestment plan with respect thereto). At the end of such month, such Class T share, Class S share or Class D share will convert into a number of Class I shares (including any fractional shares), each with an equivalent aggregate NAV as such share.

The following is added to the “Plan of Distribution” section of the Prospectus:

“NOTICE TO NON-U.S. INVESTORS

The shares described in this prospectus have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in this prospectus. To the extent you are a citizen of, or domiciled in, a country or jurisdiction outside of the United States, please consult with your advisors before purchasing or disposing of shares.”

The paragraph under “Plan of Distribution—Offering Restrictions—Notice to Prospective Investors in Israel” in the Prospectus is replaced in its entirety by the following paragraph:

“The shares described in this prospectus have not been registered and are not expected to be registered under the Israeli Securities Law 1968 (the “Israeli Securities Law”) or under the Israeli Joint Investment Trust Law 1994. Accordingly, the shares described herein will only be offered and sold in Israel pursuant to applicable private placement exemptions to “qualified investors” described in the first addendum to the Israeli Securities Law. None of the Adviser, the Dealer Manager or any participating broker-dealer is a licensed investment marketer or advisor under the provisions of the Regulation of Investment Advice, Marketing Investments and Portfolio Management 1995.”

Share Repurchases

The following is added as the first bullet point after the second paragraph under “Share Repurchases—General” in the Prospectus:

•	Certain broker-dealers require that their clients make repurchase requests through their broker-dealer, which may impact the time necessary to process such repurchase request. Please contact your broker-dealer first if you want to request the repurchase of your shares.

The fifth and six bullet points after the second paragraph under “Share Repurchases—General” in the Prospectus are replaced in their entirety by the following:

•	For processed repurchases, stockholders may request that repurchase proceeds are to be paid by mailed check provided that the check is mailed to an address on file with the transfer agent for at least 30 days. Please check with your broker-dealer that such payment may be made via check or wire transfer, as further described below.

•	Stockholders may also receive repurchase proceeds via wire transfer, provided that wiring instructions for their brokerage account or designated U.S. bank account are provided. For all repurchases paid via wire transfer, the funds will be wired to the account on file with the transfer agent or, upon instruction, to another financial institution provided that the stockholder has made the necessary funds transfer arrangements. The customer service representative can provide detailed instructions on establishing funding arrangements and designating a bank or brokerage account on file. Funds will be wired only to U.S. financial institutions (ACH network members).

Experts

The following amends and restates the disclosure under the “Experts” section of the Prospectus:

“The consolidated financial statements incorporated in this Prospectus by reference from Blackstone Real Estate Income Trust, Inc.’s Annual Report on Form 10-K as of December 31, 2016 and March 2, 2016 (Date of Initial Capitalization) and for the period from March 2, 2016 (Date of Initial Capitalization) to December 31, 2016, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The Combined Statement of Revenues and Certain Operating Expenses for the TA Multifamily Portfolio for the year ended December 31, 2016, and the related notes, and the Combined Statement of Revenues and Certain Operating Expenses for the HS Industrial Portfolio for the year ended December 31, 2016, and the related notes, each incorporated by reference in this prospectus from Blackstone Real Estate Income Trust, Inc.’s Current Report on Form 8-K/A filed with the SEC on June 29, 2017, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports incorporated herein by reference (which such reports express unmodified opinions and included emphasis-of-matter paragraphs referring to the purpose of the statements), and are incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The statements included in our prospectus under the captions “Net Asset Value Calculation and Valuation Guidelines—Our Independent Valuation Advisor” and “Net Asset Value Calculation and Valuation Guidelines—Valuation of Investments,” relating to the role of our independent valuation advisor, have been reviewed by Altus Group U.S. Inc., an independent valuation firm, and are included in our prospectus given the authority of such firm as experts in property valuations and appraisals.”

Incorporation by Reference

The SEC allows us to “incorporate by reference” certain information we have filed with the SEC, which means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be part of this prospectus. The following documents, which have been filed with the SEC, are incorporated by reference:

•	our Annual Report on Form 10-K for the year ended December 31, 2016 filed on March 22, 2017;

•	our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017 filed on May 12, 2017 and the quarter ended June 30, 2017 filed on August 11, 2017;

•	our Current Reports on Form 8-K, filed on January 4, 2017, January 23, 2017, March 31, 2017, April 19, 2017 (as amended on June 29, 2017), April 28, 2017, May 31, 2017, June 23, 2017, June 30, 2017, July 10, 2017, July 27, 2017 and July 31, 2017; and

•	our definitive Proxy Statement on Schedule 14A filed on April 21, 2017.

Website Disclosure

The following amends and restates the disclosure under the “Where You Can Find More Information; Incorporation By Reference—Website Disclosure” section of the Prospectus. Corresponding amendments are hereby made to the references to our website in “Prospectus Summary,” “How to Subscribe,” “Share Repurchases” and “Reports to Stockholders.”

Our website at www.breit.com will contain additional information about our business, but the contents of the website are not incorporated by reference in or otherwise a part of this prospectus. From time to time, we may use our website as a distribution channel for material company information. Financial and other important information regarding us will be routinely accessible thorough and posted on our website at www.breit.com.

Appendix B: Distribution Reinvestment Plan

Appendix B of the Prospectus is deleted in its entirety and replaced with the Distribution Reinvestment Plan attached to this Supplement as Appendix B.

Appendix C: Form of Subscription Agreement

Appendix C of the Prospectus is deleted in its entirety and replaced with the Form of Subscription Agreement attached to this Supplement as Appendix C.

APPENDIX B: DISTRIBUTION REINVESTMENT PLAN

This Distribution Reinvestment Plan (the “Plan”) is adopted by Blackstone Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Class T shares, Class S shares, Class D shares or Class I shares of the Company’s common stock (collectively the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (a “Future Offering”), and who do not opt out of participating in the Plan (or, in the case of Kansas, Maine, Maryland, New Jersey and Ohio investors and clients of participating broker-dealers that do not permit automatic enrollment in the Plan, who opt to participate in the Plan) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be the date that the minimum offering requirements are met in connection with the Offering and the escrowed subscription proceeds are released to the Company.

3. Procedure for Participation. Any Stockholder (unless such Stockholder is a resident of Kansas, Maine, Maryland, New Jersey or Ohio or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan) who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who is a resident of Kansas, Maine, Maryland, New Jersey or Ohio or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan who has received a Prospectus, as contained in the Company’s registration statement filed with the SEC, will become a Participant if they elect to become a Participant by noting such election on their subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Offering or any soliciting dealer participating in the distribution of Shares for the Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling shares on behalf of the Company to the Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.

5. Purchase of Shares.

A. Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the NAV per Share applicable to the class of Shares purchased by the Participant on the date that the distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to shares purchased pursuant to the Plan, but such shares will be subject to ongoing

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stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B. Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) the Plan Shares which will be registered with the SEC in connection with the Offering or (ii) Shares to be registered with the SEC in a Future Offering for use in the Plan (a “Future Registration”).

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon ten days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.

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APPENDIX C: FORM OF SUBSCRIPTION AGREEMENT Subscription Agreement for Shares of Blackstone Real Estate Income Trust, Inc. 1. Your Investment Investment Amount $ ‘Initial Purchase ‘Subsequent Purchase Investment Method ‘By mail Attach a check to this agreement. Make all checks payable to: BLACKSTONE REAL ESTATE INCOME TRUST ‘By wire Name: DST AS AGENT FOR BLACKSTONE REAL ESTATE INCOME TRUST Bank Name: UMB BANK ABA: 101000695 DDA: 9872232925 ‘Broker-dealer/Financial advisor * Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers checks are not accepted. SHARE CLASS SELECTION (required) ‘ SHARE CLASS T (minimum investment $2,500) ‘ SHARE CLASS S (minimum investment $2,500) ‘ SHARE CLASS D (Minimum investment $2,500) (available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus) ‘ SHARE CLASS I (Minimum investment $1,000,000 (unless waived)) (available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus) 2. Ownership Type (Select only one) Non-Custodial Account Type Third Party Custodial Account Type BROKERAGE ACCOUNT NUMBER CUSTODIAN ACCOUNT NUMBER ‘ INDIVIDUAL OR JOINT TENANT WITH RIGHTS OF SURVIVORSHIP ‘ IRA ‘ TRANSFER ON DEATH (Optional Designation. Not ‘ ROTH IRA Available for Louisiana Residents. See Section 3C.) ‘ SEP IRA ‘ TENANTS IN COMMON ‘ SIMPLE IRA ‘ COMMUNITY PROPERTY ‘ OTHER CUSTODIAN INFORMATION (To BE COMPLETED BY CUSTODIAN) ‘ UNIFORM GIFT/TRANSFER TO MINORS STATE OF CUSTODIAN NAME ‘ PENSION PLAN (Include Certification of Investment Powers Form) CUSTODIAN TAX ID # ‘ TRUST (Include Certification of Investment Powers Form) CUSTODIAN PHONE # ‘ CORPORATION /PARTNERSHIP /OTHER (Corporate Resolution or Partnership Agreement Required) C-1

Entity Name—Retirement Plan/Trust/Corporation/Partnership/Other (Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B)    Entity Name    Tax ID Number Date of Trust:Exemptions (See Form W-9 instructions at www.irs.gov) Entity Type (Select one. Required) ‘ Retirement Plan ‘ Trust ‘ S-Corp‘ C-Corp‘ LLC‘ PartnershipExempt payee code (if any) ‘ OtherJurisdiction (if Non-U.S.)Exemption from FATCA reporting (Attach a completed applicable Form W-8)code (if any)    3. Investor Information    A. Investor Name (Investor/Trustee/Executor/Authorized Signatory Information) (Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address.)    First Name(MI) Last NameGender Social Security Number/Tax IDDate of Birth (MM/DD/YYYY)Daytime Phone Number Residential Street AddressCityStateZip Code Email Address If Non-U.S. Citizen, Specify Country of Citizenship and Select One below (required) ‘ Resident Alien ‘ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. Feb 2014)Country of Citizenship If you are a Blackstone Employee, Officer, Director or Affiliate, please Select One below (required) ‘ Blackstone Employee ‘Blackstone Officer or Director ‘ Blackstone Affiliate B. Co-Investor Name (Co-Investor/Co-Trustee/Co-Authorized Signatory Information, if applicable) First NameSAMPLE(MI) Last NameGender Social Security Number/Tax IDDate of Birth (MM/DD/YYYY)Daytime Phone Number Residential Street AddressCityStateZip Code Email Address If Non-U.S. Citizen, Specify Country of Citizenship and Select One below (required) ‘ Resident Alien ‘ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. Feb 2014)Country of Citizenship    C-2

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only.) (Not available for Louisiana residents.) (Beneficiary Date of Birth required. Whole percentages only; must equal 100%.) First Name    (MI) Last NameSSNDate of Birth (MM/DD/YYYY)‘Primary ‘Secondary% First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)‘Primary ‘Secondary% First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)‘Primary ‘Secondary% First Name(MI)Last NameSSNDate of Birth (MM/DD/YYYY)‘Primary ‘Secondary% Custodian/Guardian for a minor Beneficiary (required) 4. Contact Information (If different than provided in Section 3A) Email Address Mailing AddressCityStateZip Code 5. Select How You Want to Receive Your Distributions (Select only one) IF YOU ARE NOT A KANSAS, MAINE, MARYLAND, NEW JERSEY OR OHIO INVESTOR, YOU ARE AUTOMATICALLY ENROLLED IN OUR DISTRIBUTION REINVESTMENT PLAN. If you do not wish to be enrolled in the Distribution Reinvestment Plan, check this box and complete the information below: ‘ Complete this section ONLY if you do NOT wish to enroll in the Distribution Reinvestment Plan and you instead elect to receive cash distributions. IF YOU ARE A KANSAS, MAINE, MARYLAND, NEW JERSEY OR OHIO INVESTOR, YOU MAY ELECT TO ENROLL IN OUR DISTRIBUTION REINVESTMENT PLAN. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan. If you wish to enroll in the Distribution Reinvestment Plan, check this box: ‘ If you do not wish to enroll in the Distribution Reinvestment Plan, please complete the information below. For Custodial held accounts, if you elect cash distributions the funds must be sent to the Custodian. ‘ Cash/Check Mailed to the address set forth above (Available for Non-Custodial Investors only.) ‘ Cash/Check Mailed to Third Party/Custodian Name/Entity Name/Financial Institution Mailing Address CityStateZip CodeAccount Number (Required) ‘ Cash/Direct Deposit Attach a pre-printed voided check. (Non-Custodian Investors Only) authorize Blackstone Real Estate Income Trust, Inc. or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify Blackstone Real Estate Income Trust, Inc. in writing to cancel it. In the event that Blackstone Real Estate Income Trust, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit. Financial Institution NameMailing AddressCityState Your Bank’s ABA Routing NumberYour Bank Account Number PLEASE ATTACH A PRE-PRINTED VOIDED CHECK C-3

6. Broker-Dealer/Financial Advisor Information (Required Information. All fields must be completed.) The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell Shares in the state designated as the investor’s legal residence. Broker-Dealer     Financial Advisor Name Advisor Mailing Address CityStateZip Code Financial Advisor NumberBranch NumberTelephone Number E-mail AddressFax Number Please note that unless previously agreed to in writing by Blackstone Real Estate Income Trust, Inc., all sales of securities must be made through a Broker-Dealer, including when an RIA has introduced the sale. In all cases, Section 6 must be completed. The undersigned confirm(s), which confirmation is made on behalf of the Broker-Dealer with respect to sales of securities made through a Broker-Dealer, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered or made available a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for his or her own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned Financial Advisor further represents and certifies that, in connection with this subscription for Shares, he or she has complied with and has followed all applicable policies and procedures under his or her firm’s existing Anti-Money Laundering Program and Customer Identification Program. If you do not have another broker-dealer or other financial intermediary introducing you to Blackstone Real Estate Income Trust, Inc., then Blackstone Advisory Partners L.P. (BAP) may be deemed to act as your broker of record in connection with any investment in Blackstone Real Estate Income Trust, Inc. BAP is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If BAP is your broker of record, then your Shares will be held in your name on the books of Blackstone Real Estate Income Trust, Inc. BAP will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the Shares, contact your broker or other financial intermediary. XX Financial Advisor SignatureDateBranch Manager SignatureDate (If required by Broker-Dealer) 7.Electronic Delivery Form (Optional) Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other stockholder communications and reports, you may elect to receive electronic delivery of stockholder communications from Blackstone Real Estate Income Trust, Inc. If you would like to consent to electronic delivery, including pursuant to email, please check the box below for this election. We encourage you to reduce printing and mailing costs and to conserve natural resources by electing to receive electronic delivery of stockholder communications and statement notifications. By consenting below to electronically receive stockholder communications, including your account-specific information, you authorize said offering(s) to either (i) email stockholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available. You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials. By consenting to electronic access, you will be responsible for your customary internet service provider charges and may be required to download software in connection with access to these materials. I consent to electronic delivery Email If blank, the email provided in Section 4 or Section 3A will be used. C-4

8. Subscriber Signatures Blackstone Real Estate Income Trust, Inc. is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, Blackstone Real Estate Income Trust, Inc. may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account. Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce Blackstone Real Estate Income Trust, Inc. to accept this subscription, I hereby represent and warrant to you as follows: Please Note: All Items Must Be Read and Initialed a) I have received a copy of the Final Prospectus. Initials Initials b) I/We have (i) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (ii) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000. Initials Initials c) In addition to the general suitability requirements described above in 8(b), I/we meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the Prospectus under “SUITABILITY STANDARDS.” Initials Initials d) I acknowledge that there is no public market for the Shares and, thus, my investment in Shares is not liquid. Initials Initials e) I am purchasing the Shares for my own account. Initials Initials f) I understand that the transaction price per share at which my investment will be executed will be made available at www.breit.com and in a prospectus supplement filed with the SEC, available at www.sec.gov. Initials Initials I understand that my subscription request will not be accepted before the later of (i) two business days before the first calendar day of the month and (ii) three business days after the transaction price is made available. I understand that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on Blackstone Real Estate Income Trust, Inc.’s toll-free, automated telephone line, 844-702-1299. g) If I am not a Kansas, Maine, Maryland, New Jersey or Ohio resident, I acknowledge that I will be automatically enrolled in the distribution reinvestment plan unlessSAMPLEI elect in Section 5 of this subscription agreement to receive my distributions in cash. Initials Initials h) If I am an Alabama resident, my investment in Blackstone Real Estate Income Trust, Inc. and its affiliates may not exceed 10% of my liquid net worth. Initials Initials i) If I am a California resident, my investment in Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. Initials Initials j) If I am an Idaho resident, I have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. In addition, my total investment in Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. Initials Initials k) If I am an Iowa resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my net worth. Initials Initials

Initials    Initials h) If I am an Alabama resident, my investment in Blackstone Real Estate Income Trust, Inc. and its affiliates may not exceed 10% of my liquid net worth. Initials    Initials i)    If I am a California resident, my investment in Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. Initials    Initials j)    If I am an Idaho resident, I have either (a) a liquid net worth of $85,000 and annual gross income of $85,000 or (b) a liquid net worth of $300,000. In addition, my total investment in Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth.
Initials    Initials k) If I am an Iowa resident, I have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000. In addition, if I am not an accredited investor as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded real estate investment trusts (REITs) does not exceed 10% of my net worth. Initials    Initials l)    If I am a Kansas resident, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors limit their total investment in this offering and other non-traded real estate investment trusts to not more than 10% of such investor’s liquid net worth. For this purpose, “liquid net worth” is that portion of net worth (total assets minus total liabilities) which consists of cash, cash equivalents and readily marketable securities. m) If I am a Kentucky resident, my investment in Blackstone Real Estate Income Trust, Inc. and its affiliated non-publicly traded real estate investment trusts may not exceed 10% of my liquid net worth. Initials    Initials n) If I am a Maine resident, I understand that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. Initials    Initials o) If I am a Massachusetts resident, my investment in Blackstone Real Estate Income Trust, Inc. and in other illiquid direct participation programs may not exceed 10% of my liquid net worth. Initials    Initials p) If I am a Missouri resident, my investment in each class of common stock of Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my liquid net worth. Initials    Initials q) I am a Nebraska resident, and I do not meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, my aggregate investment in this offering and in the securities of other non-publicly traded REITs may not exceed 10% of my net worth. r)    If I am a New Jersey resident, I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in Blackstone Real Estate Income Trust, Inc., and its affiliates, and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of my liquid net worth. New Jersey investors are advised that the Class T and Class S shares will, with limited exceptions, be subject to upfront selling commissions and/or dealer manager fees of up to 3.5%, which will reduce the amount of the purchase price that is available for investment. New Jersey investors are also advised that Blackstone Real Estate Income Trust, Inc. will pay stockholder servicing fees, subject to certain limits, with respect to outstanding Class T, Class S and Class D shares in an annual amount equal to 0.85%, 0.85% and 0.25%, respectively, of the aggregate NAV of the outstanding Class T, Class S or Class D shares. The stockholder servicing fees will reduce the NAV or, alternatively, the amount of distributions that are paid with respect to Class T, Class S and Class D shares. Stockholder servicing fees allocable to a specific class of shares will only be included in the NAV calculation for that class, which may cause the NAV per share for our share classes to be different. s)    If I am a New Mexico resident I must limit my investment in Blackstone Real Estate Income Trust, Inc., its affiliates and other non- traded real estate investment trusts to 10% of my net worth. Initials    Initials     Initials Initials    InitialsInitials t)    If I am a North Dakota resident, I have a net worth of at least 10 times my investment in Blackstone Real Estate Income Trust, Inc. Initials    Initials u) If I am an Ohio resident, my investment in Blackstone Real Estate Income Trust, Inc., its affiliates and other non-traded real estate investment programs may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles minus total liabilities) that is comprised of cash, cash equivalents, and readily marketable securities. v) If I am an Oregon resident, my investment in Blackstone Real Estate Income Trust, Inc. and its affiliates may not exceed 10% of my liquid net worth.
Initials    Initials     Initials Initials w) If I am a Pennsylvania resident, my investment in Blackstone Real Estate Income Trust, Inc. may not exceed 10% of my net worth. Initials    Initials x) If I am a Tennessee resident, I have a liquid net worth of at least 10 times my investment in Blackstone Real Estate Income Trust, Inc. Initials    Initials y) If I am a Vermont resident and I am not an “accredited investor” as defined in 17 C.F.R. § 230.501, my investment in this offering may not exceed 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings, or automobiles) minus total liabilities. Initials    Initials

Signature of Investor    Date Signature of Co-Investor or Custodian (If applicable) (MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY) Date 9. Miscellaneous If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of Shares of Blackstone Real Estate Income Trust, Inc. experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section8 above, they are asked to promptly notify Blackstone Real Estate Income Trust, Inc. and the Broker-Dealer in writing. Class T, S, and D Common Shares shall convert to Class I Common Shares upon certain events as set forth in the Prospectus and the Company’s charter, including, but not limited to, when total Selling Commissions and Stockholder Servicing Fees paid with respect to such Shares would exceed, in the aggregate, 8.75% of the sum of the Gross Proceeds (as such term is defined in the Company’s Charter) from the sale of such Shares and the aggregate Reinvestment Proceeds (as such term is defined in the Company’s Charter) of any Shares issued under a Reinvestment Plan with respect to such Shares (or such lower percentage limit as may be set forth in the applicable agreement between the dealer manager of the Company and the relevant broker-dealer). No sale of Shares may be completed until at least five business days after you receive the final Prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase. All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the Prospectus in its entirety for a complete explanation of an investment in the Shares of Blackstone Real Estate Income Trust, Inc. Return the completed Subscription Agreement to: DST Systems, Inc. PO Box 219349 Kansas City, MO 64121-9349 Overnight Address: DST Systems, Inc. 430 W 7th St. Suite 219349 Kansas City, MO 64105 Blackstone Real Estate Income Trust, Inc. Investor Relations: 844-702-1299